PROFESSIONALLY MANAGED PORTFOLIOS

California Office 2020 East Financial Way Glendora, CA 91741	Wisconsin Office 615 East Michigan Street Milwaukee, WI 53202

March 10, 2014

VIA EDGAR TRANSMISSION

Mr. Derek Newman
Division of Investment Management
United States Securities and Exchange Commission
100 “F” Street, N.E.
Washington, D.C.  20549

Re:	Professionally Managed Portfolios (the “Trust”)
File Nos.: 333-194435
Regarding the Reorganization of Certain FundX Funds into
Corresponding FundX Funds CIK No. 0000811030

Dear Mr. Newman:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), Professionally Managed Portfolios (the “Registrant”) hereby requests that the Registration Statement filed on Form N-14, which was filed as EDGAR submission type N-14 with the U.S. Securities and Exchange Commission on March 7, 2014 (Accession No. 0000894189-14-001156) in connection with the reorganization of the FundX ETF Upgrader Fund and the FundX ETF Aggressive Upgrader Fund into the FundX Upgrader Fund and the FundX Aggressive Upgrader Fund, respectively, be withdrawn.

The Registrant is requesting that the Registration Statement be withdrawn as it was filed mistakenly under the incorrect EDGAR Form type.  The Registrant intends to submit a new filing under EDGAR Form type N-14/A as Pre-Effective Amendment Number 1 to a previously filed initial Registration Statement on Form N-14.  No securities have been sold in connection with the Form N-14 Registration Statement filed March 7, 2014.

If you have any questions regarding this registration withdrawal, please do not hesitate to contact the undersigned at (626) 914-7363.

Sincerely,

/s/ Elaine E. Richards
Elaine E. Richards, Esq.
President and Secretary of the Trust

cc:           Domenick Pugliese, Esq., Paul Hastings LLP